As filed with the Securities and Exchange Commission on October 2, 2003
Registration No. 333-109310

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

National Rural Utilities

Cooperative Finance Corporation
(Exact name of registrant as specified in charter)

District of Columbia (State or other jurisdiction of incorporation or organization)	52-0891669 (I.R.S. Employer Identification No.)

2201 Cooperative Way

Herndon, Virginia 20171-3025
(703) 709-6700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

JOHN JAY LIST, General Counsel

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
2201 Cooperative Way
Herndon, Virginia 20171-3025
(703) 709-6700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

MARK L. WEISSLER Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5446	THOMAS R. BROME Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement as determined by market conditions.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate offering	Amount of
securities to be registered	registered(1)	per unit(1)	price(2)	registration fee(3)

Debt securities	$2,000,000,000	100%	$2,000,000,000	$161,800

(1)	Expressed as the principal amount of securities, or in the case of original issue discount securities, the offering price thereof.
(2)	Estimated solely for purposes of calculating the registration fee.

(3)	Previously paid. This registration statement includes an additional $3,078,591,000 of debt securities previously registered on Form S-3 (registration number 333-84192). Filing fees of $283,230 associated with these securities were previously paid.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

    Pursuant to Rule 429 of the Commission under the Securities Act of 1933, the within prospectus relates to debt securities registered hereby and to debt securities previously registered by registration statement number 333-84192.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION OCTOBER 2, 2003

National Rural Utilities

Cooperative Finance Corporation

$5,078,591,000

Debt Securities

We plan to issue from time to time up to $5,078,591,000 of debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplements carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these debt securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate the sale of debt securities unless accompanied by a prospectus supplement.

The date of this prospectus is                     , 2003

WHERE YOU CAN FIND MORE INFORMATION ABOUT

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

      National Rural Utilities Cooperative Finance Corporation (“CFC”) files annual, quarterly and current reports and other information with the SEC. You may read and copy any document CFC files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. CFC’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows the incorporation by reference of information filed in other documents into this prospectus, which means that CFC can disclose information important to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. CFC incorporates by reference the document listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

• Annual Report on Form 10-K for the year ended May 31, 2003.

• Current Report on Form 8-K dated September 30, 2003.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Steven L. Lilly
Senior Vice President and Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
Woodland Park, 2201 Cooperative Way
Herndon, Virginia 20171-3025
(703) 709-6700

      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted.

CFC

      CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in 1969. CFC’s principal purpose is to provide its members with a source of financing to supplement the loan program of the Rural Utilities Service (“RUS”) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organizations to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members. Through Rural Telephone Finance Cooperative (“RTFC”), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. CFC’s offices are located at Woodland Park, 2201 Cooperative Way, Herndon, VA 20171-3025 and its telephone number is (703) 709-6700.

      CFC’s 1,042 electric members as of May 31, 2003 included 898 utility members, the majority of which are consumer-owned cooperatives, 71 service members and 73 associate members. The utility members included 826 distribution systems and 72 generation and transmission systems in 49 states, the District of Columbia and one U.S. territory.

      CFC’s long-term loans to utility members generally have 35-year maturities. CFC makes loans alone or in conjunction with concurrent RUS loans. Loans made to members that do not also have RUS loans are generally secured by a mortgage on substantially all of the utility member’s property (including revenues). Loans made to members that also have RUS loans are generally secured ratably with RUS’s loans by a common mortgage on substantially all the utility member’s property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are offered daily based on the overall cost of long-term funds and may be obtained for any period from one to 35 years. Variable rates are adjusted monthly in line with changes in the cost of short-term funds.

      CFC makes short-term line-of-credit loans on either a secured or an unsecured basis. CFC has the right to adjust the rates on these loans semi-monthly in line with changes in the short-term cost of funds.

      CFC also makes loans to telecommunication systems through RTFC. These loans are primarily long-term fixed or variable rate loans with maturities not exceeding 15 years and short-term loans. In many cases, the customers of the electric cooperatives are also the customers of the RTFC telecommunications systems, as both the cooperatives and the RTFC systems serve the rural areas of the United States.

      At May 31, 2003, CFC had a total of $19,484 million of loans and $1,904 million of guarantees outstanding.

      CFC’s guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt generally cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage, often joint with RUS, on the system’s property or, in the case of a lease transaction, on the leased property. Holders of $829 million of the guaranteed pollution control debt at May 31, 2003 had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

      By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At May 31, 2003, the allowance was $565 million. At May 31, 2003, CFC’s ten largest borrowers had outstanding loans totaling $4,768 million, which represented 24% of CFC’s total loans outstanding. As of May 31, 2003, outstanding guarantees for these same ten largest borrowers totaled $610 million, which represented 32% of CFC’s guarantees outstanding. On that date, no member had loans and guarantees outstanding in excess of 3.4% of the aggregate amount of CFC’s outstanding loans and guarantees.

USE OF PROCEEDS

      Unless otherwise specified in a prospectus supplement, CFC will add the net proceeds from the sale of the debt securities to the general funds, which will be used to make loans to members, repay short-term borrowings, refinance existing long-term debt and for other corporate purposes. CFC expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

SUMMARY FINANCIAL INFORMATION

      The following is a summary of selected financial data for each of the five years ended May 31, 2003.

	2003	2002	2001	2000	1999

(Dollar amounts in thousands)

For the year ended May 31:

Operating income	$1,070,875	$1,186,533	$1,388,295	$1,020,998	$792,052

Gross margin	140,028	300,695	270,456	159,674	127,943

Operating margin	15,153	63,834	132,766	115,333	76,439

Derivative cash settlements(A)	122,825	34,191	—	—	—

Derivative forward value(A)	757,212	41,878	—	—	—

Foreign currency adjustments(B)	(243,220)	(61,030)	—	—	—

Cumulative effect of change in accounting principle(A)	—	28,383	—	—	—

Net margin	$651,970	$107,256	$132,766	$115,333	$76,439

Fixed charge coverage ratio	1.70	1.09	1.12	1.13	1.12

Adjusted fixed charge coverage ratio	1.17	1.12	1.12	1.13	1.12

As of May 31:

Assets	$20,974,288	$20,342,935	$19,998,842	$17,083,440	$13,925,252

Long-term debt(C)	16,000,744	14,855,550	11,376,412	10,595,596	6,891,122

Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000

Members’ subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816

Members’ equity(A)	454,376	392,056	393,899	341,217	296,481

Total equity	930,836	328,731	393,899	341,217	296,481

Guarantees(D)	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197

Leverage ratio	23.58	67.14	55.40	54.77	52.35

Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10

Debt to equity ratio	21.53	60.88	49.77	49.07	45.97

Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(A)	The derivative cash settlements represent the net settlements due on interest rate and cross currency exchange agreements that do not qualify for hedge accounting for the years ended May 31, 2003 and 2002. In prior years, this amount had been included in the cost of funds line on the combined statement of operations. The derivative forward value represents the present value of all future net settlements on agreements that do not qualify for hedge accounting based on the current estimate of future interest rates. The cumulative effect of change in accounting principle represents the forward value of interest rate and cross currency exchange agreements recorded as a transition adjustment upon adoption of Statement of Financial Accounting Standards No. 133 (“SFAS 133”). Members’ equity represents total equity excluding foreign currency adjustments, derivative forward value, cumulative effect of change in accounting principle and accumulated other comprehensive income.

(B)	Foreign currency adjustments represent the change in value during the period on foreign denominated debt that is not related to a qualifying hedge under SFAS 133. The foreign denominated debt is revalued at each reporting date based on the current exchange rate. To the extent that the current exchange rate is different than the exchange rate at the time of issuance, there will be a change in the value of the foreign denominated debt. CFC enters into foreign currency exchange agreements at the time of each foreign denominated debt issuance to lock in the exchange rate for all principal and interest payments required through maturity.

(C)	Includes commercial paper reclassified as long-term debt in the amount of $3,951 million, $3,706 million, $4,638 million, $5,493 million and $2,403 million at May 31, 2003, 2002, 2001, 2000 and 1999, respectively, due to revolving credit agreements in place allowing CFC to borrow the amounts noted on a long-term basis. Excludes $2,911 million, $2,883 million, $4,388 million, $3,040 million and $983 million in long-term debt that comes due, matures and/or will be redeemed during fiscal years 2004, 2003, 2002, 2001 and 2000, respectively. Includes the long-term debt valuation allowance of $(1) million and $2 million and the foreign currency valuation account of $326 million and $(2) million at May 31, 2003 and 2002, respectively.

(D)	Members’ interest expense on debt obligations guaranteed by CFC was approximately $28 million, $39 million, $69 million, $40 million, and $74 million for the years ended May 31, 2003, 2002, 2001, 2000, and 1999, respectively.

Non-GAAP Financial Measures

      CFC makes certain adjustments to financial measures in assessing its financial performance that are not in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP adjustments fall primarily into two categories: (1) adjustments to exclude the impact of the accounting for investments required by SFAS 133 and foreign currency adjustments, and (2) adjustments related to the calculation of leverage and debt to equity ratios. These adjustments reflect management’s perspective on CFC’s operations, and in several cases adjustments used to measure covenant compliance under its revolving credit agreements, and thus CFC believes these are useful financial measures for investors. For a more complete explanation of these adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in CFC’s Annual Report on Form 10-K for the year ended May 31, 2003 incorporated by reference in this prospectus. Reconciliations of these adjusted measures to GAAP financial measures follow.

Adjustments to Fixed Charge Coverage Ratio Calculation

      Fixed charge coverage ratio using GAAP financial measures is calculated as follows:

Cost of funds + net margin prior to cumulative effect of change in accounting principle
Fixed Charge Coverage Ratio =
Cost of funds

      Adjusted fixed charge coverage ratio is calculated as follows:

Cost of funds + derivative cash settlements + net margin prior to the cumulative effect of change in accounting principle - derivative forward value - foreign currency adjustments
Adjusted fixed charge coverage ratio =
Cost of funds + derivative cash settlements

      The following chart provides a reconciliation between cost of funds and net margin and these financial measures adjusted to exclude the impact of SFAS 133 and foreign currency adjustments for the years ended May 31, 2003 and 2002. No adjustment for SFAS 133 and foreign currency adjustments is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

	Year Ended May 31,
(Dollar amounts in thousands)	2003	2002

Cost of funds	$930,847	$885,838

Plus: Derivative cash settlements	(122,825)	(34,191)

Adjusted cost of funds	$808,022	$851,647

Net margin prior to cumulative effect of change in accounting principle	$651,970	$78,873

Less: Derivative forward value	(757,212)	(41,878)

Foreign currency adjustments	243,220	61,030

Adjusted net margin	$137,978	$98,025

Adjustments to the Calculation of Leverage and Debt to Equity Ratios

      The leverage and debt to equity ratios using GAAP financial measures are calculated as follows:

Liabilities + guarantees outstanding
Leverage ratio =
Total equity

Liabilities
Debt to equity ratio =
Total equity

      The adjusted leverage and debt to equity ratios are calculated as follows:

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates +guarantees outstanding
Adjusted leverage ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates
Adjusted debt to equity ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt + loan loss allowance

      The following chart provides a reconciliation between the liabilities and equity used to calculate the leverage and debt to equity ratios and these financial measures reflecting the adjustments noted above, as well as the ratio calculations for the five years ended May 31, 2003.

	May 31,

	2003	2002	2001	2000	1999
(Dollar amounts in thousands)
Liabilities	$20,043,452	$20,014,204	$19,604,943	$16,742,223	$13,628,771

Less:

Derivative liabilities (1) (2)	(353,840)	(254,143)	—	—	—

Foreign currency valuation account (3)	(325,810)	2,355	—	—	—

Debt used to fund loans guaranteed by RUS	(266,857)	(242,574)	(182,134)	(89,153)	(130,940)

Subordinated deferrable debt	(650,000)	(600,000)	(550,000)	(400,000)	(400,000)

Subordinated certificates	(1,708,297)	(1,691,970)	(1,581,860)	(1,340,417)	(1,239,816)

Adjusted liabilities	$16,738,648	$17,227,872	$17,290,949	$14,912,653	$11,858,015

Total Equity	$930,836	$328,731	$393,899	$341,217	$296,481

Less:

Prior year cumulative derivative forward value and foreign currency adjustments (2)(3)(4)	(9,231)	—	—	—	—

Current period derivative forward value (2)(4)	(757,212)	(70,261)	—	—	—

Current period foreign currency adjustments (3)	243,220	61,030	—	—	—

Accumulated other comprehensive loss (2)	46,763	72,556	—	—	—

Subtotal members’ equity	454,376	392,056	393,899	341,217	296,481

Plus:

Subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816

Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000

Adjusted equity	$2,812,673	$2,684,026	$2,525,759	$2,081,634	$1,936,297

Loan loss allowance	565,058	506,742	331,997	228,292	212,203

Adjusted equity plus loan loss allowance	$3,377,731	$3,190,768	$2,857,756	$2,309,926	$2,148,500

Guarantees	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197

Leverage ratio	23.58	67.14	55.40	54.77	52.35

Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10

Debt to equity ratio	21.53	60.88	49.77	49.07	45.97

Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(1)	Includes the long-term debt valuation allowance of $(941) and $2,340 at May 31, 2003 and 2002, respectively.

(2)	No adjustment for SFAS 133 is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

(3)	No adjustment for foreign currency is required prior to CFC’s implementation of SFAS 133 in fiscal year 2002. Prior to that date, CFC was allowed under SFAS 52 to account for the foreign denominated debt and the related cross currency exchange agreement as one transaction in the cost of funds.

(4)	Includes $28,383 related to the cumulative effect of change in accounting principle recorded in fiscal year 2002.

     CFC does not have outstanding any common stock and does not pay dividends. Annually, CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital 70% during the next fiscal year and holds the remaining 30% for 15 years. All retirements of patronage capital are subject to approval by the Board of Directors, if permitted by CFC’s contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

CAPITALIZATION

      The following table shows the capitalization of CFC as of May 31, 2003.

(Dollars amounts in thousands)

Senior debt:

Short-term debt(A)	$1,096,353

Long-term debt(A)	16,000,744

Total senior debt(B)	17,097,097

Subordinated debt and total equity:

Subordinated deferrable debt(C)	650,000

Members’ subordinated certificates(D)	1,708,297

Total equity	930,836

Total capitalization	$20,386,230

(A)	At May 31, 2003, CFC reclassified $3,951 million of short-term debt as long-term due to revolving credit agreements in place at May 31, 2003 that would allow CFC to borrow $3,951 million with repayment due after May 31, 2004.

(B)	In addition, at May 31, 2003 CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $899 million. Guaranteed tax-exempt securities include $829 million of long-term adjustable or floating/ fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At May 31, 2003, CFC had also guaranteed its members’ obligations in connection with certain lease transactions and other debt in the amount of $1,005 million.

(C)	Subordinated deferrable debt is subordinate and junior in right of payment to senior debt. CFC has the right at any time and from time to time during the term of the subordinated deferrable debt to defer the payment of interest for up to 20 consecutive quarters.

(D)	Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC’s extension of long-term credit to them. Those certificates issued as a condition of membership, $644 million at May 31, 2003, generally mature 100 years from issuance and bear interest at 5% per annum. The loan and guarantee subordinated certificates mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

DESCRIPTION OF DEBT SECURITIES

      The following description summarizes the general terms and provisions that may apply to the debt securities. Each prospectus supplement will state the particular terms of the debt securities and the extent, if any, to which the general provisions may apply to the debt securities included in the supplement.

      The debt securities will be issued under an indenture dated as of December 15, 1987, as supplemented by a First Supplemental Indenture dated as of October 1, 1990, between CFC and U.S. Bank National Association, as successor trustee (as so supplemented, the “indenture”). The indenture does not limit the aggregate principal amount of debt securities which may be issued under it. Additionally, CFC may, without the consent of the holders of the debt securities of any series, re-open a previous series of debt securities and issue additional debt securities of the same series, which additional debt securities will have the same terms as the original series except for the issue price, issue date and, in some cases, the first interest payment date.

CFC will not issue any additional debt securities of the same series unless the additional debt securities will be fungible with all debt securities of the same series for United States Federal income tax purposes.

      The statements in this prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer’s certificates establishing the debt securities, and the debt securities are merely an outline and do not purport to be complete. We refer you to the indenture and any supplemental indenture, each of which is or will be incorporated by reference into this prospectus for further information.

General

      The debt securities will be issued in fully registered form without coupons unless the applicable prospectus supplement provides for an issuance to be in a form registered as to principal only with or without coupons or in bearer form with or without coupons or any combination thereof. Debt securities may also be issued in temporary or definitive global bearer form. Unless specified otherwise in the prospectus supplement all debt securities will be denominated in U.S. dollars, registered debt securities will be issued in denominations of $1,000 or multiples of $1,000 and bearer debt securities will be issued in denominations of $5,000 or multiples of $5,000.

      The debt securities will be direct, unsecured obligations of CFC. CFC also issues secured senior debt in the form of collateral trust bonds, secured by a pledge of member loans. At May 31, 2003, CFC had $6,302 million collateral trust bonds outstanding.

      If any of the debt securities are offered in a foreign currency or currency unit or if principal of, any premium or any interest on any of the debt securities is payable in any foreign currency or currency unit, the applicable prospectus supplement will describe the restrictions, elections, specific terms and other information relative to those debt securities.

      CFC may issue debt securities in one or more series with the same or various maturities at or above par or with an original issue discount. Original issue discount securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) below their stated principal amount. See “United States Taxation—Tax consequences to U.S. Holders— Interest” for a discussion of certain Federal income tax considerations with respect to any original issue discount securities.

      The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of such securities. These terms may include:

•	the title and the limit on the aggregate principal amount of debt securities to be issued;

•	the percentage of their principal amount at which the debt securities will be sold;

•	the date or dates on which the debt securities will mature;

•	the annual rate or rates (which may be fixed or variable) or the method of determining any rate or rates at which the debt securities will bear interest;

•	the date or dates from which such interest shall accrue and the date or dates at which interest will be payable;

•	the place where payments may be made on the debt securities;

•	any redemption or sinking fund terms;

•	the principal amount of original issue discount debt securities payable upon acceleration;

•	the means of satisfaction and discharge of the indenture with respect to the debt securities;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	the currency, currencies or currency unit or units for which the debt securities may be purchased and the currency, currencies or currency unit or units in which the payment of principal of and any premium and interest on such securities will be made;

•	if either CFC or the holders of debt securities may elect payment in a currency, currencies or currency unit or units other than that in which the debt securities are stated to be payable, then the period or periods within which, and the terms upon which, the election may be made and, if the amount of those payments may be determined with reference to an index based on a currency, currencies or currency unit or units, other than that in which the debt securities are stated to be payable, then the manner in which such amounts shall be determined;

•	whether the debt securities will be issued as registered debt securities, in a form registered as to principal only with or without coupons, or as bearer debt securities including temporary and definitive global form, or any combination thereof and applicable exchange provisions;

•	whether CFC will pay additional amounts to any holder of debt securities who is not a United States person (as defined under “United States Taxation”) in respect of any tax, assessment or governmental charge required to be withheld or deducted and whether CFC will have the option to redeem the applicable debt securities rather than pay additional amounts;

•	the applicability to the series of the indenture defeasance provisions;

•	whether the covenants described below under “Restriction on Indebtedness” will apply to the debt securities; and

•	any other terms of the debt securities not inconsistent with the indenture. (Section 301)

Exchange, Registration and Transfer

      Unless otherwise specified in the applicable prospectus supplement, registered debt securities of any series that are not global debt securities will be exchangeable for other registered debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if debt securities of any series are issuable as both registered debt securities and bearer debt securities, the holder may choose, upon written request and subject to the terms of the indenture, to exchange bearer debt securities and the appropriate related coupons of that series into registered debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer debt securities with attached coupons surrendered in exchange for registered debt securities between a regular record date or a special record date and the relevant date for payment of interest must be surrendered without the coupon relating to the interest payment date. Interest will not be payable in respect of the registered debt security issued in exchange for that bearer debt security. The interest will be payable only to the holder of that coupon when due in accordance with the terms of the indenture. Bearer debt securities will not be issued in exchange for registered debt securities. No service charge will be made for any registration of transfer or exchange of the debt securities, but CFC may require payment of a sum sufficient to cover any applicable tax. (Section 305)

      You may present debt securities for exchange as provided above. In addition, you may present registered debt securities for registration of transfer together with the duly executed form of transfer at the office of the security registrar or at the office of any transfer agent designated by CFC for that purpose with respect to any series of debt securities referred to in an applicable prospectus supplement. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. CFC has appointed U.S. Bank National Association as security registrar. (Section 305) If a prospectus supplement refers to any transfer agents (in addition to the security registrar) initially designated by CFC with respect to any series of debt securities, CFC may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts. However, if debt securities of a series are issuable solely as registered debt securities, CFC will be required to maintain a transfer agent in each place of payment for such series and, if debt securities of a series are issuable as bearer debt securities, CFC will be required to maintain (in addition to the security registrar) a transfer agent in a place of payment for such series. CFC may at any time designate additional transfer agents with respect to any series of debt securities. (Section 1002)

      In the event of any redemption in part, CFC will not be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on:

•	if debt securities of the series are issuable only as registered debt securities, the day of mailing of the relevant notice of redemption;

•	if debt securities of the series are issuable only as bearer debt securities, the day of the first publication of the relevant notice of redemption; or

•	if debt securities of the series are issuable as registered debt securities and bearer debt securities and there is no publication of the relevant notice of redemption, the day of mailing of the relevant notice of redemption;

•	register the transfer of or exchange any registered debt security, or portion thereof, called for redemption, except the unredeemed portion of any registered debt security being redeemed in part; or

•	exchange any bearer debt security called for redemption, except to exchange such bearer debt security for a registered debt security of that series and like tenor which is simultaneously surrendered for redemption. (Section 305)

Payment and Paying Agents

      Unless otherwise specified in an applicable prospectus supplement, payment of principal and any premium and any interest on registered debt securities will be made at the office of the paying agent or paying agents that CFC may designate at various times. However, CFC may also make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. (Section 301) Unless otherwise specified in an applicable prospectus supplement, CFC will make payment of any installment of interest on registered debt securities to the person in whose name that registered debt security is registered at the close of business on the regular record date for such interest. (Section 307)

      Unless otherwise specified in an applicable prospectus supplement, the office of U.S. Bank National Association in the Borough of Manhattan, The City of New York will be designated as sole paying agent for payments with respect to debt securities that are issuable solely as registered debt securities and as CFC’s paying agent in the Borough of Manhattan, The City of New York, for payments with respect to debt securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by CFC for the securities will be named in an applicable prospectus supplement. CFC may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, unless otherwise specified in an applicable prospectus supplement, if debt securities of a series are issuable solely as registered debt securities, CFC will be required to maintain a paying agent in each place of payment for such series. If debt securities of a series are issuable as bearer debt securities, CFC will be required to maintain:

•	a paying agent in the Borough of Manhattan, The City of New York, for payments with respect to any registered debt securities of the series and for payments with respect to bearer debt securities of the series in certain circumstances and

•	a paying agent in a place of payment located outside the United States where bearer debt securities of such series and any coupons may be presented and surrendered for payment. (Section 1002)

      All moneys paid by CFC to a paying agent for the payment of principal, premium, or interest on any debt security or coupon that remains unclaimed at the end of two years after becoming due and payable will be repaid to CFC. After that time, the holder of the debt security or coupon will, as an unsecured general creditor, look only to CFC for payment out of those repaid amounts. (Section 1003)

Restriction on Indebtedness

      CFC may not incur any indebtedness ranking senior to the debt securities or make any optional prepayment on any capital term certificate if, as a result, the principal amount of senior indebtedness outstanding, less the principal amount of government or government insured obligations held by CFC, on any future date would exceed 20 times the sum of the members’ equity in CFC at the time of determination plus the principal amount of capital term certificates outstanding at the time of determination or at the given future date. The principal amounts of senior indebtedness and capital term certificates to be outstanding on any future given date will be computed after giving effect to maturities and sinking fund requirements. (Section 1007) Senior indebtedness means all indebtedness of CFC (including all guarantees by CFC of indebtedness of others) except capital term certificates. A “capital term certificate” is defined as a note of CFC substantially in the form of the capital term certificates of CFC outstanding on the date of the indenture and any other indebtedness having substantially similar provisions as to subordination. As of May 31, 2003, CFC had $19.3 billion outstanding of senior indebtedness. Within the restrictions of the indenture, CFC was permitted to have outstanding an additional $36.9 billion of senior indebtedness.

Consolidation, Merger and Sale of Assets

      CFC may not consolidate with or merge into any other corporation or transfer its assets substantially as an entirety to any person unless:

•	the successor is a corporation organized under the laws of any domestic jurisdiction;

•	the successor corporation assumes CFC’s obligations under the indenture and the debt securities issued under the indenture;

•	immediately after giving effect to the transaction, no event of default and no event that, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing; and

•	certain other conditions are met. (Section 801)

Modification of the Indenture

      Any actions that CFC or the trustee may take toward adding to CFC’s covenants, adding additional events of default, establishing the form or terms of debt securities of any series, changing or eliminating any restriction on the manner or place of payment of principal of or interest on bearer debt securities will not require the approval of any holder of debt securities. In addition, CFC or the trustee may cure ambiguities or inconsistencies in the indenture or make other provisions as long as no holders’ interests are materially and adversely affected. (Section 901)

      Under the indenture, CFC’s rights and obligations and the rights of the holders may be modified with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of all affected series. None of the following modifications, however, is effective against any holders without the consent of the holders of all the affected outstanding debt securities:

•	changing the maturity, installment or interest rate of any of the debt securities;

•	reducing the principal amount, any premium or the interest rate of any of the debt securities;

•	reducing the amount of the principal of original issue discount debt securities payable on any acceleration of maturity;

•	changing the currency, currencies or currency unit or units in which any principal, premium or interest of any of the debt securities is payable;

•	changing any of CFC’s obligations to maintain an office or agency in the places and for the purposes required by the Indenture;

•	impairing any right to take legal action for an overdue payment;

•	reducing the percentage required for modifications to or waivers of compliance with the indenture; or

•	with certain exceptions, modifying the provisions for the waivers of certain covenants and defaults and any of the foregoing provisions. (Section 902)

Waiver of Certain Covenants

      Under the indenture, CFC will not be required to comply with certain restrictive covenants (including that described above under “Restriction on Indebtedness”) if the holders of at least a majority in principal amount of all series of outstanding debt securities affected waive compliance with the restrictive covenants. (Section 1009)

Events of Default, Notice and Waiver

      Each of the following will constitute an event of default under the indenture with respect to the debt securities of any series:

•	failure to pay interest on any debt security for 30 days after the interest becomes due;

•	failure to pay the principal of or any premium on any of the debt securities when due;

•	failure to deposit any sinking fund payment when the payment becomes due;

•	failure to perform or breach of the covenant described above under “Restrictions on Indebtedness” that continues for 60 days after the default becomes known to an officer of CFC;

•	failure to perform or breach of any other covenants or warranties in the Indenture that continues for 60 days after notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

•	certain events of bankruptcy, insolvency or reorganization of CFC; and

•	such other events as may be specified for each series. (Section 501)

      The indenture provides that if an event of default has happened and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of such series may declare the principal (or, if the debt securities are original issue discount debt securities, such portion of the principal amount as may be specified by the terms of such debt securities) of all of the outstanding debt securities of that series to be immediately due and payable. (Section 502)

      The indenture provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with these directions and may decline to act if any such direction is contrary to law or to the indenture or would involve the trustee in personal liability. (Section 507)

      The indenture provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default with respect to such series and its consequences, except a default:

•	in the payment of the principal of or any premium or any interest on any of the debt securities of the series or;

•	in respect of a covenant or provision which, under the terms of the indenture, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected. (Section 508)

      The indenture contains provisions entitling the trustee, subject to the duty during an event of default in respect of any series of debt securities to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power at the request of those holders. (Sections 601 and 603)

      The indenture provides that the trustee will, within 90 days after the occurrence of a default in respect of any series of debt securities, give to the holders of the debt securities of that series notice of all uncured and unwaived defaults known to it. However, except in the case of a default in the payment of the principal of or any premium or any interest on, or any sinking fund or purchase fund installment with respect to, any of the debt securities of that series, the trustee will be protected in withholding this notice if it in good faith determines that the withholding of such notice is in the interest of those holders. The above notice shall not be given until at least 60 days after the occurrence of an event of default regarding the performance or breach of any covenant or warranty other than for the payment of the principal of or premium or any interest on, or any sinking fund installment with respect to, any of the debt securities of such series. The term default for the purpose of this provision only means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series. (Section 602)

      The indenture requires CFC to file annually with the trustee a certificate, executed by two officers of CFC, indicating whether CFC is in default under the indenture. (Section 1008)

Meetings

      The indenture contains provisions for convening meetings of the holders of debt securities of a series if debt securities of that series are issuable as bearer debt securities. (Section 1201) A meeting may be called at any time by the trustee, and also, upon request, by CFC or the holders of at least 10% in principal amount of the outstanding debt securities of such series, upon notice given in accordance with “Notices” below. (Section 1202) Persons entitled to vote a majority in principal amount of the outstanding debt securities of a series shall constitute a quorum at a meeting of holders of debt securities of the series. However, that in the absence of a quorum, a meeting, called by CFC or the trustee shall be adjourned for a period of at least 10 days, and in the absence of a quorum at the adjourned meeting, the meeting shall be further adjourned for a period of at least 10 days, at which further adjourned meeting persons entitled to vote 25% in aggregate principal amount of the outstanding debt securities of that series shall constitute a quorum. Except for any consent which must be given by the holder of each outstanding debt security affected thereby, as described above under “Modification of the Indenture”, and subject to the provisions described in the last sentence under this subheading, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the lesser of:

•	the holders of a majority in principal amount of the outstanding debt securities of that series and

•	66 2/3% in aggregate principal amount of outstanding debt securities of such series represented and voting at the meeting.

      However, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the lesser of:

•	the holders of such specified percentage in principal amount of the outstanding debt securities of that series and

•	a majority in principal amount of outstanding debt securities of such series represented and voting at the meeting.

      Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series and the related coupons. With respect to any consent, waiver or other action which the indenture expressly provides may be given by the holders of a specified percentage of outstanding debt securities of all series affected (acting as one class), only the principal amount of outstanding debt securities of any series represented at a meeting or adjourned meeting duly reconvened at which a quorum is present as described above and voting in favor of such action shall be counted for purposes of calculating the aggregate principal amount of outstanding debt securities of all series affected favoring such action. (Section 1204)

Notices

      Except as otherwise provided in the indenture, notices to holders of bearer debt securities will be given by publication at least once in a daily newspaper in The City of New York and London and in such other city or cities as may be specified in the bearer debt securities and will be mailed to the persons whose names and addresses were previously filed with the trustee, within the time prescribed for the giving of such notice. Notices to holders of registered debt securities will be given by mail to the address of those holders as they appear in the security register. (Section 106)

Title

      Title to any bearer debt security (including any bearer debt security in temporary or definitive global bearer form) and any coupons will pass by delivery. CFC, the trustee and any agent of CFC or the trustee may treat the bearer of any bearer debt security and the bearer of any coupon and the registered owner of any registered debt security as the absolute owner thereof (whether or not such debt security or coupon is overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 308)

Replacement of Debt Securities and Coupons

      CFC will replace any mutilated debt security and any debt security with a mutilated coupon at the expense of the holder upon surrender of such mutilated debt security or debt security with a mutilated coupon to the trustee. CFC will replace debt securities or coupons that become destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of evidence of the destruction, loss or theft thereof satisfactory to CFC and the trustee. In the case of any coupon which becomes destroyed, stolen or lost, that coupon will be replaced upon surrender to the trustee of the debt security with all related coupons not destroyed, stolen or lost by issuance of a new debt security in exchange for the debt security to which such coupon relates. In the case of a destroyed, lost or stolen debt security or coupon an indemnity satisfactory to the trustee and CFC may be required at the expense of the holder of such debt security or coupon before a replacement debt security will be issued. (Section 306)

Satisfaction and Discharge; Defeasance

      At CFC’s request, the indenture will cease to be in effect as to CFC (except for certain obligations to register the transfer or exchange of debt securities and hold moneys for payment in trust) with respect to the debt securities when:

•	all the debt securities have been cancelled by the trustee, or;

•	in the case of debt securities and coupons not delivered to the trustee for cancellation; the debt securities or coupons have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and, in each case, CFC has deposited with the trustee, in trust, money, and, in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations or, in the case of debt securities and coupons denominated in a foreign currency, foreign government debt securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency units or units in which the offered debt securities are payable all the principal of, and interest on, the offered debt securities on the dates such payments are due in accordance with the terms of the offered debt securities, or;

•	the debt securities or coupons are deemed paid and discharged in the manner described in the next paragraph. (Section 401)

      Unless the prospectus supplement relating to the offered debt securities provides otherwise, CFC at its option:

•	will be discharged from any and all obligations in respect of the offered debt securities (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities and coupons, maintain paying agencies and hold moneys for payment in trust) or;

•	need not comply with certain restrictive covenants of the indenture (including those described above under “Restriction on Indebtedness”), in each case after CFC deposits with the trustee, in trust, money, and, in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations or, in the case of debt securities and coupons denominated in a foreign currency, foreign government debt securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency unit or units in which the offered debt securities are payable all the principal of, and interest on, the offered debt securities on the dates such payments are due in accordance with the terms of the offered debt securities.

      Among the conditions to CFC’s exercising any such option, CFC is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the offered debt securities to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. (Section 403)

      At CFC’s request, the trustee will deliver or pay to CFC any U.S. government obligations, foreign government securities or money deposited, for the purposes described in the preceding two paragraphs, with the trustee by CFC and which, in the opinion of a nationally-recognized firm of independent public accountants, are in excess of the amount which would then have been required to be deposited for such purposes. In addition, the trustee, in exchange for, simultaneously, other U.S. government obligations, foreign government securities or money, will deliver or pay to CFC, at CFC’s request, U.S. government obligations, foreign government securities or money deposited with the trustee for the purposes described in the preceding two paragraphs, if, in the opinion of a nationally-recognized firm of independent public accountants, immediately after such exchange, the obligations, securities or money then held by the trustee will be in the amount then required to be deposited with the trustee for such purposes. (Section 403)

Governing Law

      The indenture, the debt securities and the coupons will be governed by, and construed in accordance with, the laws of the State of New York. (Section 113)

The Trustee

      U.S. Bank National Association is the trustee under the indenture.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

      Under U.S. federal tax laws, certain limitations on offers, sales and delivery apply to bearer debt securities. CFC will set forth these limitations, as well as additional information regarding the U.S. federal income tax consequences in respect of a bearer debt security, in any prospectus supplement providing for the issuance of bearer debt securities.

UNITED STATES TAXATION

General

      This section summarizes the material U.S. tax consequences to holders of debt securities. However, the discussion is limited in the following ways:

•	The discussion only covers you if you buy your debt securities in the initial offering of a particular issuance of debt securities.

•	The discussion only covers you if you hold your debt securities as a capital asset (that is, for investment purposes), your “functional currency” is the U.S. dollar and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of debt securities such as your holding debt securities in connection with a hedging, straddle or conversion transaction. We suggest that you consult your tax advisor about the consequences of holding debt securities in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the debt securities.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not cover every type of debt security that we might issue. If we intend to issue a debt security of a type not described in this summary, additional tax information will be provided in the prospectus supplement for the debt security.

•	We have not requested a ruling from the IRS on the tax consequences of owning the debt securities. As a result, the IRS could disagree with portions of this discussion.

      If you are considering buying debt securities, we suggest that you consult your tax advisors about the tax consequences of holding the debt securities in your particular situation.

Tax Consequences to U.S. Holders

      This section applies to you if you are a “U.S. holder”. A “U.S. holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation or entity taxable as a corporation for U.S. Federal income tax purposes that was created under U.S. law (federal or state);

•	an estate whose worldwide income is subject to U.S. Federal income tax; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has validly elected to be treated as a U.S. person.

      If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding debt securities, we suggest that you consult your tax advisor.

     Interest

      The tax treatment of interest paid on the debt securities depends upon whether the interest is “qualified stated interest.” A debt security may have some interest that is qualified stated interest and some that is not.

      “Qualified stated interest” is any interest that meets all the following conditions:

•	It is payable at least once each year.

•	It is payable over the entire term of the debt security.

•	It is payable at a single fixed rate or at a specified variable rate.

•	The debt security has a maturity of more than one year from its issue date.

      If any interest on a debt security is qualified stated interest, then

•	If you are a cash method taxpayer (as are most individual holders), you must report that interest in your income when you receive it.

•	If you are an accrual method taxpayer, you must report that interest in your income as it accrues.

      If any interest on a debt security is not qualified stated interest, it is subject to the rules for original issue discount (“OID”) described below.

     Determining Amount of OID

      Debt securities that have OID are subject to additional tax rules. The amount of OID on a debt security is determined as follows:

•	The amount of OID on a debt security is the “stated redemption price at maturity” of the debt security minus the “issue price” of the debt security. If this amount is zero or negative, there is no OID.

•	The “stated redemption price at maturity” of a debt security is the total amount of all principal and interest payments to be made on the debt security, other than qualified stated interest.

•	The “issue price” of a debt security is the first price at which a substantial amount of the debt securities are sold to the public.

•	Under a special rule, if the OID determined under the general formula is very small, it is disregarded and not treated as OID. This disregarded OID is called “de minimis OID.” If all the interest on a debt security is qualified stated interest, this rule applies if the amount of OID is less than the following items multiplied together: (a) .25% ( 1/4 of 1%), (b) the number of full years from the issue date to the maturity date of the debt security, and (c) the principal amount.

     Accrual of OID Into Income

      If a debt security has OID, the following consequences arise:

•	You must include the total amount of OID as ordinary income over the life of the debt security.

•	You must include OID in income as the OID accrues on the debt securities, even if you are on the cash method of accounting. This means that you are required to report OID income, and in some cases pay tax on that income, before you receive the cash that corresponds to that income.

•	OID accrues on a debt security on a “constant yield” method. This method takes into account the compounding of interest. Under this method, the accrual of OID on a debt security, combined with the inclusion into income of any qualified stated interest on the debt security, will result in you being taxable at approximately a constant percentage of your unrecovered investment in the debt security.

•	The accruals of OID on a debt security will generally be less in the early years and more in the later years.

•	If any of the interest paid on the debt security is not qualified stated interest, that interest is taxed solely as OID. It is not separately taxed when it is paid to you.

•	Your tax basis in the debt security is initially your cost. It increases by any OID (not including qualified stated interest) you report as income. It decreases by any principal payments you receive on the debt security, and by any interest payments you receive that are not qualified stated interest.

     Debt Securities Subject to Additional Tax Rules

      Additional or different tax rules apply to several types of debt securities that we may issue.

      Short-term debt securities: We may issue debt securities with a maturity of one year or less. These are referred to as “short-term debt securities.”

•	No interest on these debt securities is qualified stated interest. Otherwise, the amount of OID is calculated in the same manner as described above.

•	You may make certain elections concerning the method of accrual of OID on short-term debt securities over the life of the debt securities.

•	If you are an accrual method taxpayer, a bank, a debt securities dealer, or in certain other categories, you must include OID in income as it accrues.

•	If you are a cash method taxpayer not subject to the accrual rule described above, you do not include OID in income until you actually receive payments on the debt security. Alternatively, you can elect to include OID in income as it accrues.

•	Two special rules apply if you are a cash method taxpayer and you do not include OID in income as it accrues. First, if you sell the debt security or it is paid at maturity, and you have a taxable gain, then the gain is ordinary income to the extent of the accrued OID on the debt security at the time of the sale that you have not yet taken into income. Second, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, then while you hold the debt security you cannot deduct any interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

      Floating rate debt securities: Floating rate debt securities are subject to special OID rules.

•	If the interest rate is based on a single fixed formula based on the cost of newly borrowed funds or other objective financial information (which in either case may include a fixed interest rate for the initial period), all the interest will be qualified stated interest. The amount of OID (if any), and the method of accrual of OID, will then be calculated by converting the debt security’s initial floating rate into a fixed rate and by applying the general OID rules described above.

•	If the debt security has more than one formula for interest rates, it is possible that the combination of interest rates might create OID. We suggest that you consult your tax advisor concerning the OID accruals on any floating rate debt security.

      Foreign currency debt securities: A “foreign currency debt security” is a debt security denominated in a currency other than U.S. dollars. Special tax rules apply to these debt securities:

•	If you are a cash method taxpayer, you will be taxed on the U.S. dollar value of any foreign currency you receive as interest. The dollar value will be determined as of the date when you receive the payments.

•	If you are an accrual method taxpayer, you must report interest income as it accrues. You can use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year). In this case, you will make an adjustment upon receipt of the foreign currency to reflect actual exchange rates at that time. Certain alternative elections may also be available.

•	Any OID on foreign currency debt securities will be determined in the relevant foreign currency. You must accrue OID in the same manner that an accrual basis holder accrues interest income.

•	Your initial tax basis in a foreign currency debt security is the amount of U.S. dollars you pay for the debt security (or, if you pay in foreign currency, the U.S. dollar value of that foreign currency on the purchase date). Adjustments are made to reflect OID and other items as described above.

•	If you collect foreign currency upon the maturity of the debt security, or if you sell the debt security for foreign currency, your gain or loss will be based on the U.S. dollar value of the foreign currency you receive. For a publicly traded foreign currency debt security, this value is determined for cash basis taxpayers on the settlement date for the sale of the debt security, and for accrual basis taxpayers on the trade date for the sale (although such taxpayers can also elect the settlement date). You will then have a tax basis in the foreign currency equal to the value reported on the sale.

•	Any gain or loss on the sale or retirement of a debt security will be ordinary income or loss to the extent it arises from currency fluctuations between your purchase date and sale date. Any gain or loss on the sale of foreign currency will also be ordinary income or loss.

      Other categories of debt securities: Additional rules may apply to certain other categories of debt securities. The prospectus supplement for these debt securities may describe these rules. In addition, we suggest that you consult your tax advisor in these situations. These categories of debt securities include:

•	debt securities with contingent payments;

•	debt securities that you can put to CFC before their maturity;

•	debt securities that are callable by CFC before their maturity, other than typical calls at a premium;

•	indexed debt securities with an index tied to currencies; and

•	Debt securities that are extendable at your option or at the option of CFC.

     Premium and Discount

      Additional special rules apply in the following situations involving discount or premium:

•	If you buy a debt security in the initial offering for more than its stated redemption price at maturity, the excess amount you pay will be “bond premium.” You can use bond premium to reduce your taxable interest income over the life of your debt security.

•	Similarly, if a debt security has OID and you buy it in the initial offering for more than the issue price, the excess (up to the total amount of OID) is called “acquisition premium.” The amount of OID you are required to include in income will be reduced by this amount over the life of the debt security.

•	If you buy a debt security in the initial offering for less than the initial offering price to the public, special rules concerning “market discount” may apply.

      Appropriate adjustments to tax basis are made in these situations. We suggest that you consult your tax advisor if you are in one of these situations.

     Accrual Election

      You can elect to be taxed on the income from the debt security in a different manner than described above. Under the election:

•	No interest is qualified stated interest.

•	You include amounts in income as it economically accrues to you. The accrual of income is in accordance with the constant yield method, based on the compounding of interest. The accrual of income takes into account stated interest, OID (including de minimis OID), market discount, and premium.

•	Your tax basis is increased by all accruals of income and decreased by all payments you receive on the debt security.

     Sale or Retirement of Debt Securities

      On your sale or retirement of your debt security:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the debt security. Your tax basis in the debt security is your cost, subject to certain adjustments.

•	Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the debt security for more than one year. For an individual, the maximum tax rate on long term capital gains is 15% for gains realized prior to January 1, 2009 and 20% for gains realized thereafter.

•	If (a) you purchased the debt security with de minimis OID, (b) you did not make the election to accrue all OID into income, and (c) you receive the principal amount of the debt security upon the sale or retirement, then you will generally have capital gain equal to the amount of the de minimis OID.

•	If you sell the debt security between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the debt security but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•	All or part of your gain may be ordinary income rather than capital gain in certain cases. These cases include sales of short-term debt securities, debt securities with market discount, debt securities with contingent payments, or foreign currency debt securities.

     Information Reporting and Backup Withholding

      Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your debt securities through a broker or other securities intermediary, the intermediary must provide information to the IRS concerning interest, OID and retirement or sale proceeds on your debt securities, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary with your taxpayer identification number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to these requirements but do not comply, the intermediary must withhold 28% of all amounts payable to you this year on the debt securities (including principal payments). The backup withholding rate that would apply to such amounts payable to you in the future is 28% through 2010 and 31% thereafter. If the intermediary withholds, you may claim the withheld amount as a credit against your federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

      This section applies to you if you are a “Non-U.S. holder.” A “Non-U.S. holder” is a holder of debt securities that is not a U.S. holder.

     Withholding Taxes

      Generally, payments of principal and interest (including OID) on the debt securities will not be subject to U.S. withholding taxes.

      However, for the exemption from withholding taxes to apply to you, you must meet one of the following requirements.

•	You provide a completed Form W-8BEN (or substitute form) to the bank, broker or other intermediary through which you hold your debt securities. The Form W-8BEN contains your name, address and a statement that you are the beneficial owner of the debt securities and that you are a Non-U.S. holder.

•	You hold your debt securities directly through a “qualified intermediary”, and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

•	You are entitled to an exemption from withholding tax on interest under a tax treaty between the U.S. and your country of residence. To claim this exemption, you must generally complete Form W-8BEN and claim this exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

•	The interest income on the debt securities is effectively connected with the conduct of your trade or business in the U.S., and is not exempt from U.S. tax under a tax treaty. To claim this exemption, you must complete Form W-8ECI.

      Even if you meet one of the above requirements, interest paid to you will be subject to withholding tax under any of the following circumstances:

•	The withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from withholding tax. Specific rules apply for this test.

•	The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

•	An intermediary through which you hold the debt securities fails to comply with the procedures necessary to avoid withholding taxes on the debt securities. In particular, an intermediary is generally required to forward a copy of your Form W-8BEN (or other documentary information concerning your status) to the withholding agent for the debt securities. However, if you hold your debt securities through a qualified intermediary— or if there is a qualified intermediary in the chain of title between you and the withholding agent for the debt securities— the qualified intermediary will not generally forward this information to the withholding agent.

•	The amount of interest payable on a debt security is based on the earnings of CFC or certain other contingencies. If this exception applies, additional information will be provided in the prospectus supplement.

      Interest payments made to you will generally be reported to the IRS and to you on Form 1042-S. However, this reporting does not apply to you if one of the following conditions applies:

•	You hold your debt securities directly through a qualified intermediary and the applicable procedures are complied with.

•	You file Form W-8ECI.

•	The debt securities have an original maturity of 183 days or less from their issue date.

      The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply to certain types of non-U.S. holders of debt securities, including partnerships, trusts, and other entities treated as pass-through entities for U.S. federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

     Sale or Retirement of Debt Securities

      If you sell a debt security or it is redeemed, you will not be subject to Federal income tax on any gain unless one of the following applies:

•	The gain is connected with a trade or business that you conduct in the U.S.

•	You are an individual, you were present in the U.S. for at least 183 days during the year in which you disposed of the debt security, and certain other conditions are satisfied.

•	The gain represents accrued interest or OID, in which case the rules for interest would apply.

     U.S. Trade or Business

      If you hold your debt security in connection with a trade or business that you are conducting in the U.S.:

•	Any interest on the debt security, and any gain from disposing of the debt security, generally will be subject to U.S. Federal income tax as if you were a U.S. holder.

•	If you are a corporation, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the debt security. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

     Information Reporting and Backup Withholding

      U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. holders as follows:

•	Principal and interest payments you receive will be automatically exempt from the usual rules if you are a Non-U.S. holder exempt from withholding tax on interest, as described above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition, as described above, interest payments made to you may be reported to the IRS on Form 1042-S.

•	Sale proceeds you receive on a sale of your debt securities through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

CERTAIN EUROPEAN UNION TAX MATTERS

      The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC regarding the taxation of saving income. Under this directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or payee. This requirement is subject to the right of Belgium, Luxembourg and Austria to opt instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years).

      Each member state is required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These provisions will be effective on January 1, 2005, but only if, at least six months before that date, the Council determines by unanimous vote that certain nonmember states have agreed to take similar actions effective on the same date. If the Council does not so determine, the effective date will be delayed. No assurance can be given as to whether, or on what date, the directive or any similar provision might become effective.

PLAN OF DISTRIBUTION

      CFC may sell the debt securities being offered hereby:

•	directly to purchasers,

•	through agents or

•	through underwriters or dealers which may include ABN AMRO Incorporated, Banc of America Securities LLC, Banc One Capital Markets, Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Scotia Capital (USA) Inc., and UBS Securities LLC.

      Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a reasonable best-efforts basis for the period of its appointment.

      If underwriters are utilized in the sale, CFC will enter into an underwriting agreement with those underwriters and the names of the underwriters and the terms of the transaction will be set forth in the supplement, which will be used by the underwriters to make resales of the debt securities or warrants in respect of which this prospectus is delivered to the public.

      If a dealer is utilized in the sale of any of the debt securities, CFC will sell those debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale.

      The agents and underwriters may be deemed to be underwriters and any discounts, commissions or concessions received by them from CFC or any profit on the resale of offered debt securities or warrants by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such person who may be deemed to be an underwriter and any such compensation received from CFC will be described in the prospectus supplement.

      Under agreements entered into with CFC, agents and underwriters who participate in the distribution of offered debt securities may be entitled to indemnification by CFC against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make.

      If indicated in the prospectus supplement, CFC will authorize agents and underwriters to solicit offers by certain institutions to purchase offered debt securities from CFC at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and unless CFC otherwise agrees the aggregate principal amount of offered debt securities sold pursuant to contracts will be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to CFC’s approval. Contracts will not be subject to any conditions except that the purchase by an institution of the offered debt securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the prospectus supplement will be granted to agents and underwriters soliciting purchases of offered debt securities pursuant to a contract accepted by CFC. Agents and underwriters will have no responsibility in respect of the delivery or performance of contracts.

      The place and time of delivery for the offered debt securities in respect of which this prospectus is delivered are set forth in the supplement.

      Each underwriter, dealer and agent participating in the distribution of any offered debt securities which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, offered debt securities in bearer form in the United States or its possessions or to United States persons (other than qualifying financial institutions) in connection with the original issuance of the offered debt securities. See “Limitations on Issuance of Bearer Securities”.

      All offered debt securities will be a new issue of debt securities with no established trading market. Any underwriters to whom offered debt securities are sold by CFC for public offering and sale may make a market in such offered debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any offered debt securities.

      Certain of the underwriters or agents and their associates may engage in transactions with and perform services for CFC in the ordinary course of business.

      In connection with offerings made hereby, the underwriters or agents may purchase and sell the debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters or agents in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities, and short positions created by the underwriters or agents involve the sale by the underwriters or agents of a greater aggregate principal amount of debt securities than they are required to purchase from CFC. The underwriters or agents also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the debt securities sold in an offering may be reclaimed by the underwriters or agents if such debt securities are repurchased in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

LEGAL OPINIONS

      The validity of the debt securities offered hereby and certain United States Federal income tax matters will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The agents or underwriters, if any, will be represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

EXPERTS

      The combined financial statements of CFC appearing in CFC’s 2003 Annual Report on Form 10-K at May 31, 2003 and 2002, and for the years then ended have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements for the fiscal year ended May 31, 2001 incorporated by reference in this prospectus and registration statement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

      On April 16, 2002, CFC engaged Ernst & Young LLP to perform the May 31, 2002 year end audit, replacing former auditor Arthur Andersen LLP.

      On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice arising from the government’s investigation of its role as auditors for Enron Corporation. Arthur Andersen LLP personnel who were involved with the Enron Corporation account had no involvement with the audit of CFC’s financial statements for the fiscal year ended May 31, 2001. The audit partner and manager primarily responsible for CFC’s audited financial statements for the fiscal year ended May 31, 2001, as well as other personnel of Arthur Andersen LLP’s Vienna, Virginia office, have left Arthur Andersen LLP. As a result, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of its report on such financial statements, and CFC has dispensed with the requirement to file the consent in reliance upon Rule 437a under the Securities Act of 1933.

      Due to the lack of Arthur Andersen LLP’s written consent to the incorporation by reference of its reports in this prospectus, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements or omissions contained in this prospectus, including the financial statements. Any other claims against Arthur Andersen LLP related to any such false and misleading statements or omissions will be limited.

PART II

Item 14. Other Expenses of Issuance and Distribution.

      The expenses in connection with the issuance and distribution of the securities covered hereby, other than underwriting commissions, are, subject to further contingencies, estimated to be as follows:

Registration statement filing fee	$161,800

Printing	50,000

Legal fees and expenses	100,000

Blue sky fees and expenses	15,000

Accounting fees	15,000

Fees of trustee	45,000

Fees of rating agencies	100,000

Miscellaneous	10,000

Total	$496,800

Item 15. Indemnification of Directors and Officers.

      Section 29-904(9) of the District of Columbia Cooperative Association Act provides that an association such as the Registrant shall have the capacity “to exercise .. . . any power granted to ordinary business corporations, save those powers inconsistent with this chapter.” Section 29-101.04(16) of the District of Columbia Business Corporation Act permits any corporation:

“To indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit, or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a director or officer of the corporation, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders, or otherwise.”

      The Board of Directors of CFC has resolved to indemnify all CFC directors, officers and employees in accordance with the terms of the first sentence of the above section. The Bylaws of CFC also provide for indemnification of all CFC directors, officers and employees as set forth above.

Item 16. List of Exhibits

1.1	—	Securities Underwriting Agreement Basic Provisions has been filed as Exhibit 1.1 to Post-Effective Amendment No. 1 to Registration No. 33-2194 filed December 18, 1987 and is incorporated herein by reference. An Underwriting Agreement with respect to each particular offering of securities registered hereunder will be filed as an exhibit to a current report on Form 8-K and incorporated herein by reference.
1.2	—	Agency Agreement dated June 8, 1999 between CFC and the agents named therein, relating to distribution of CFC’s Medium-Term Notes, Series C, within the United States. Incorporated by reference to Exhibit 1.1 to the current report on Form 8-K filed by CFC on June 10, 1999.
1.3	—	Amendment to the Agency Agreement dated October 8, 1999. Incorporated by reference to Exhibit 1.1 to the current report on Form 8-K filed by CFC on October 13, 1999.

1.4		—	Amendment to the Agency Agreement dated January 22, 2001. Incorporated by reference to Exhibit 1.1 to the current report on Form 8-K filed by CFC on January 23, 2001.
1.5		—	Amendment to the Agency Agreement dated June 15, 2001. Incorporated by reference to Exhibit 1.1 to the current report on Form 8-K filed by CFC on June 15, 2001.
1.6		—	Amendment to the Agency Agreement dated January 15, 2002. Incorporated by reference to Exhibit 1.1 to the current report on Form 8-K filed by CFC on January 16, 2002.
4.1		—	Indenture between CFC and Chemical Bank, as Trustee. Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Registration Statement on Form S-3 filed on October 12, 1990 (Registration No. 33-34927).
4.2		—	First Supplemental Indenture between CFC and Chemical Bank, as Trustee. Incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-3 filed on April 5, 1995 (Registration No. 33-58445).
4.4		—	A form of Fixed Rate Medium-Term Note has been filed as Exhibit 4.4 to Registration Statement No. 33-58445 filed on April 5, 1995 and is incorporated herein by reference.
4.5		—	A form of Floating Rate Medium-Term Note has been filed as Exhibit 4.5 to Registration Statement No. 33-58445 filed on April 5, 1995 and is incorporated herein by reference.
5	*	—	Opinion and consent of Milbank, Tweed, Hadley & McCloy LLP.
8	*	—	Opinion and consent of Milbank, Tweed, Hadley & McCloy LLP. Included as part of Exhibit 5.
12	*	—	Schedule of computation of ratio of margins to fixed charges.
23	.1*	—	Consent of Ernst & Young LLP.
23	.2*	—	Notice regarding Consent of Arthur Andersen LLP.
23	.3*	—	Consent of Milbank, Tweed, Hadley & McCloy LLP. Included as part of Exhibits 5 and 8.
24	*	—	Power of Attorney.
25	*	—	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank Trust National Association, as Trustee.

* Previously filed.

Item 17. Undertakings.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (other than as provided in the proviso and instructions to Item 512(a) of Regulation S-K):

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the debt securities offered therein, and the offering of such debt securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the debt securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such debt securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the debt securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on the 2nd day of October, 2003.

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

By:	/s/ SHELDON C. PETERSEN

________________________________________ Sheldon C. Petersen
Governor and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SHELDON C. PETERSEN* Sheldon C. Petersen	Governor and Chief Executive Officer

/s/ STEVEN L. LILLY* Steven L. Lilly	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ STEVEN L. SLEPIAN* Steven L. Slepian	Vice President and Controller (Principal Accounting Officer)

/s/ STEPHEN R. LOUDER* Stephen R. Louder	President and Director	October 2, 2003

/s/ ROBERT A. CAUDLE* Robert A. Caudle	Vice President and Director

/s/ JAMES P. DUNCAN* James P. Duncan	Secretary-Treasurer and Director

/s/ ROGER ARTHUR* Roger Arthur	Director

/s/ ROGER A. BALL* Roger A. Ball	Director

/s/ DARLENE H. CARPENTER* Darlene H. Carpenter	Director

/s/ CLETUS CARTER* Cletus Carter	Director

/s/ J. MALLOY CHANDLER* J. Malloy Chandler	Director

/s/ DAVID J. COWAN* David J. Cowan	Director

Glenn English	Director

Signature	Title	Date

/s/ STEVEN J. HAAVEN* Steven J. Haaven	Director

/s/ CRAIG A. HARTING* Craig A. Harting	Director

/s/ JAMES A. HUDELSON* James A. Hudelson	Director

/s/ TERRYL JACOBS* Terryl Jacobs	Director

/s/ TOM KIRBY* Tom Kirby	Director

/s/ TIMOTHY REEVES* Timothy Reeves	Director	October 2, 2003

/s/ GALE RETTKOWSKI* Gale Rettkowski	Director

/s/ RONALD P. SALYER* Ronald P. Salyer	Director

/s/ BRIAN D. SCHLAGEL* Brian D. Schlagel	Director

/s/ CHARLES WAYNE WHITAKER* Charles Wayne Whitaker	Director

/s/ BOBBY W. WILLIAMS* Bobby W. Williams	Director

/s/ ERIC P. YOULD* Eric P. Yould	Director

*By: /s/ SHELDON C. PETERSEN Sheldon C. Petersen	Attorney-in-fact